FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

November 4, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Exploration for Gold and Molybdenum Planned for Gold Hill, Alaska

MAX Resource Corp. is pleased to announce that it has completed additional work on its Gold Hill project in Alaska that involved surface sampling, conducted in September, 2005, and the review of exploration data and drill core from prior exploration work.   As a result of this review, MAX has begun planning for a drill program to explore the Gold Hill property for Gold and Molybdenum during the spring of 2006.

The Gold Hill project comprises 3,873 hectares located next to the southern portion of the prolific Tintina Gold Belt in Alaska, approximately 200 kilometers south of Fairbanks, Alaska and approximately 20 kilometers west of the Denali Highway.  The property is accessible using hunting roads and trails.

The Company has determined that a drill program is necessary to confirm the reliability and relevance of original target data contained in internal reports by Dome Mines Ltd., Cities Services Minerals, GCO Minerals of Houston, Texas, Amax Exploration Inc. and Hemlo Gold Mines (USA). At least 2,550 soil samples, 239 rock samples, 1,905 drill samples and an unknown number of channel samples from 2,900 feet of trenches have been taken on the property. Ground and airborne geophysical surveys have been taken over the property which originally identified magnetic highs which were followed up for base metal, specifically molybdenum, mineralization.

The Gold Hill property was explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  At least 20 drill holes were drilled over the then 4,960 acre property.  The drill holes tested numerous soil anomalies, with significant molybdenum mineralization intersected, but only on the southwest side of Gold Hill.  The best of these, DDH 77-2, intersected quartz-molybdenum +/- pyrite grading 0-536 feet of 0.048% MoS2 with a higher grade interval from 350-500 of 0.094% MoS2. This area has never been followed up with modern exploration and contains a significant magnetic anomaly that coincides with the mineralization.  Previous drilling never tested this magnetic feature and the surrounding sedimentary rocks.  This area of skarn development and mineralization will be explored this coming spring.

The table below shows other intervals that contained significant mineralization.

Drill Hole

Interval

Mineralization

W.H. 76-1

60-120 feet

0.028% MoS2

0.0588% Cu

DDH 77-1

0-400 feet

0.0223% MoS2

0.0418 % Cu

DDH GH-10

34-156.8

0.0427%MoS2

DDH GH-20

154-300

0.0235% MoS2

DDH GH-22

66-300

0.0317% MoS2

These drill holes bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host. The deepest drill hole during this time was one 500 foot drill hole drilled oblique to the strike of the beds. More exploration is needed to evaluate this mineralization.

There has been a NI 43-101 Geological Report completed on the Gold Hill project in July 2004 that has been filed on SEDAR and can be viewed on the Company’s web site at www.maxresource.com   The historic information provided above is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  There are no resources and reserve estimates relating to the Claims.  The original data provided by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.  Additional drilling on the Gold Hill property, as planned for next spring, will be required in order to provide updated geological data compliant with National Instrument 43-101.

Clarence J. Wendt, P. Geo., has acted as the qualified person as defined in NI 43-101 for this disclosure and supervised the preparation of the technical information in this news release.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.

MAX plans to have permits and drilling in place for the Thomas Mountain uranium property in Utah for late fall of 2005 and is applying for permits for drilling on both its Alaska and Northwest Territory properties for the 2006 exploration season.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

November 10, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Private placement completed for $289,104; drill permitting underway for Thomas Mountain uranium project

MAX Resource Corp. is pleased to announce that it has completed the previously announced non-brokered private placement of 615,116 units at $0.47 per unit for gross proceeds of $289,104.

Each unit will consist of one common share and ½ of a non-transferable share purchase warrant exercisable for a two year period from closing.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.57 per share in the first year, increasing to $0.70 in the second year.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on March 7, 2006.

MAX intends to use a portion of this private placement for exploration drilling on its Thomas Mountain uranium project in Utah.  Drill permits have been applied for and the Company intends to commence drilling upon receipt, weather permitting.

MAX is also pleased to announce that it will be hosting a booth at the International Precious Metals and Commodities Fair at the Olympiapark Arena in Munich Germany on November 18-19, 2005 (www.edelmetallmesse.com).  This event is part of the Company's strategy of expanding its shareholder base by increasing its name recognition in Europe.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  December 2, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director